SECURITIES ... N

05038042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Gaither Road, Suite 200
(No. and Street)

Rockville (City) | Maryland (State) | 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Steben | (800) 726-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, Kenneth E. Steben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick County, Maryland
On this 17TH day of FEBRUARY 2005
KEN STEBEN
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
[signature] Notary Public
My Commission Expires 6/7/2005

[signature]
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Steben & Company, Inc.

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2005

STEBEN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalents	$2,453,758
Certificate of deposit	20,785
Accounts receivable:	
Management fees receivable	448,944
General partner 1% allocations receivable	25,908
Selling agents fees receivable	401,236
Commissions receivable	445,171
Other receivable	6,828
Prepaid expenses	44,518
Total current assets	3,847,148
Property and equipment:	
Furniture and office equipment	241,281
Leasehold improvements	13,500
	254,781
Less: Accumulated depreciation	(52,063)
Total property and equipment	202,718
Total assets	$4,049,866
LIABILITIES	
Accounts payable and accrued expenses	$ 60,014
Commissions payable	533,291
Total liabilities	593,305
STOCKHOLDER'S EQUITY	
Capital stock – $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Retained earnings and additional paid-in capital	3,455,561
Total stockholder's equity	3,456,561
Total liabilities and stockholder's equity	$4,049,866

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUE	
Commissions	$ 5,215,718
Management fees	3,504,884
General Partner 1% allocations	25,908
Selling agents fees	3,025,896
Subscription fees	945,129
Dividend income	34,576
Total revenue	12,752,111
EXPENSES	
Commissions	3,455,184
Office expenses	96,537
Payroll and related expenses	2,439,740
Occupancy costs	131,311
Regulatory fees	39,375
Professional fees	39,200
Marketing	62,252
Unreimbursed operating expenses of Funds	1,861,803
Insurance	91,121
Depreciation	38,206
Travel	10,043
Other expenses	27,143
Total expenses	8,291,915
NET INCOME	$ 4,460,196

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Capital Stock	Retained Earnings and Additional Paid-In Capital	Total
Balances at December 31, 2003	$1,000	$ 2,395,365	$ 2,396,365
Net income for the year ended December 31, 2004	0	4,460,196	4,460,196
Distributions to stockholder	0	(3,400,000)	(3,400,000)
Balances at December 31, 2004	$1,000	$ 3,455,561	$ 3,456,561

See accompanying notes.

STEBEN & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows from (for) operating activities	
Net income	$ 4,460,196
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	38,206
Changes in operating assets and liabilities:	
(Increase) in management fees receivable	(312,797)
Decrease in general partner 1% allocations receivable	33,242
(Increase) in selling agents fees receivable	(285,531)
Decrease in due from Futures Portfolio Fund, Limited Partnership	85,000
(Increase) in commissions receivable	(20,570)
Decrease in other receivable	50,008
(Increase) in prepaid expenses	(23,234)
Increase in accounts payable and accrued expenses	32,068
Increase in commissions payable	323,118
Net cash from operating activities	4,379,706
Cash flows (for) investing activities	
Acquisition of property and equipment	(45,584)
Cash flows (for) financing activities	
Distributions to stockholder	(3,400,000)
Net increase in cash and cash equivalents	934,122
Cash and cash equivalents – beginning of year	1,519,636
Cash and cash equivalents – end of year	$ 2,453,758
Supplemental cash flow information:	
Taxes paid	$ 5,770

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Steben & Company, Inc. (the Company) is incorporated in Maryland and is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is an introducing broker and commodity pool operator registered with, and subject to the regulations of, the Commodity Futures Trading Commission (CFTC), an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry. It is also a member of, and subject to the rules of, the National Futures Association. The Company receives commissions for selling interests in investment partnerships to investors. In addition, the Company earns management fees, selling agent fees, general partner 1% allocations and subscription fees from Futures Portfolio Fund, Limited Partnership and Sage Fund Limited Partnership (the Funds) for which the Company acts as general partner and commodity pool operator. The Company does not hold funds or securities for customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents includes cash and an investment in a short-term government securities mutual fund.

D. Revenue Recognition

Commission revenue is recognized on the accrual basis in the month such commissions are earned. Management fees and selling agents fees accrue monthly based on a fixed percentage (percentages range from .20% to 3.00%) of the net asset value of the Funds as of the last day of the month. The general partner 1% allocations accrue monthly based on 1% of any increase or decrease in each Fund's net assets. Subscription fees of 1% of the subscription amount are recognized when subscriptions are accepted by the Funds.

E. Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives ranging from three to seven years.

F. Income Taxes

The Company has elected S corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. or Maryland income taxes. The Company's taxable income is taxable to its sole stockholder on an individual basis.

Note 2. CONTINGENCY

The Company has a contingent liability pursuant to a $20,785 letter of credit issued by a bank in connection with the requirements of the lease agreement for the Company's office space. The letter of credit is secured by a certificate of deposit that matures on June 20, 2005 and has an annual percentage yield of .85%. Such letter of credit will renew annually, subject to the terms and conditions in the letter of credit and lease agreement.

Note 3. LEASE OBLIGATION

The Company leases office space under a non-cancelable lease agreement which provides for monthly basic rent payments plus a proportionate share of excess expenses as defined in the lease agreement. The lease expires on July 31, 2008. The Company has the option to renew the lease for an additional 60 months. The future minimum lease payments under this non-cancelable lease are as follows:

2005	$130,083
2006	133,994
2007	138,023
2008	81,902
Total	$484,002

Note 4. RELATED PARTY TRANSACTIONS

As the general partner of the Funds, the Company conducts and manages the respective businesses of the Funds. For managing the businesses of the Funds, the Company earns management fees based on the terms of the governing documents of the Funds. During 2004, the Company earned $3,504,884 of management fees from the Funds. At December 31, 2004, the Company has management fees receivable from the Funds of $448,944. The Company also receives a 1% allocation of any increase or decrease in each Fund's net assets (the "general partner 1% allocation"). During 2004, the Company earned $25,908 of general partner 1% allocations, all of which is receivable from the Funds at December 31, 2004.

The Company is also paid selling agents fees by the Funds in connection with the sales efforts required to attract new investors to the Funds. The Company, in turn, pays substantially all of the selling agents fees to the respective selling agents. Amounts paid to the selling agents are recorded as commissions expense in the statement of operations. During 2004, the Company earned $3,025,896 of selling agents fees from the Funds. At December 31, 2004, the Company has selling agents fees receivable of $401,236.

The Company receives a subscription fee from each Fund equal to 1% of the subscription amount. During 2004, the Company earned $945,129 of subscription fees.

The Funds are responsible for their operating expenses such as legal, accounting, auditing, record keeping, administration, computer, clerical expenses, printing and duplication expenses, mailing expenses, costs of researching and performing due diligence on advisors for the Funds, continuing offering expenses (including Blue Sky fees and solicitation and marketing expenses), etc. Pursuant to the Limited Partnership Agreements of the Funds, operating expenses that exceed 1% of the average month-end net assets of the Funds are the responsibility of the Company. During 2004, the Company incurred $1,861,803 of operating expenses that either exceeded such 1% limitation, or that the Company, as general partner of the Funds, elected to voluntarily pay on the Funds' behalf. Such amount is reflected as unreimbursed operating expenses of Funds in the statement of operations.

Note 5. MARKET AND CREDIT RISK

The Funds engage in the speculative trading of U.S. and foreign futures contracts and forward contracts (collectively, "derivatives"). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited liability on derivatives sold short. The Fund's trading of forward contracts in unregulated markets between principals also exposes the Funds and the Company to the risk of loss from counterparty non-performance. The Company has established procedures to actively monitor market risk and minimize credit risk of the Funds.

The Company has cash and cash equivalents on deposit with financial institutions. At times, the balance on deposit may be in excess of federal deposit insurance or other protection afforded such deposits. In the event of a financial institution's insolvency, recovery of Company cash and cash equivalents on deposit may be limited to federal deposit insurance limits or other protection afforded such deposits.

Note 6. SIMPLE INDIVIDUAL RETIREMENT ACCOUNT

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3% of employee compensation. Company contributions to the plan for the year ended December 31, 2004 were $32,390.

Note 7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital (as defined under such provisions), not to exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,266,924, which is $2,227,370 in excess of its required net capital of $39,554. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, which requires that the Company maintain minimum net capital of $30,000.

Note 8. GUARANTEES

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

SUPPLEMENTARY INFORMATION

STEBEN & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total stockholder's equity	$ 3,456,561
Deduct items not allowable for net capital	
Non-allowable assets:	
Certificate of deposit	(20,785)
Accounts receivable	(879,143)
Property and equipment	(202,718)
Prepaid expenses	(44,518)
Haircut on money market fund	(42,473)
Net capital	$ 2,266,924
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 39,554
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 2,266,924
Minimum net capital requirement	39,554
Excess net capital	$ 2,227,370
Total aggregate indebtedness	$ 593,305
Ratio of aggregate indebtedness to net capital	.26 to 1
Reconciliation with Steben & Company, Inc.'s computation:	
Net Capital as reported by the Company in Part II A of Form X-17a-5 as of December 31, 2004 (unaudited)	$ 1,838,513
Adjustment to cash and cash equivalents	(1,355)
Adjustment to haircut on money market fund	(367)
Adjustment to accounts payable and accrued expenses	(18,811)
Adjustment to management fees receivable	448,944
Net capital shown above	$ 2,266,924

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2004 is as follows:

Total liabilities	$ 593,305

See accompanying notes to financial statements and independent auditor's report.

STEBEN & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker or dealer which carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Therefore, Steben & Company, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

See accompanying notes to financial statements and independent auditor's report.

STEBEN & COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2004

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Steben & Company, Inc.

In planning and performing our audit of the financial statements and supplementary information of Steben & Company, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2005